

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2011

Via E-mail
JoAnn M. Armenta
President and Chief Operating Officer
Inland Core Assets Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

> **Re:** **Inland Core Assets Real Estate Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed September 12, 2011**
> **File No. 333-176775**

Dear Ms. Armenta:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. We note that you may invest in common and preferred real estate-related equity securities and commercial mortgage-backed securities. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

3.   Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should be consistent with the representations in the prospectus. Please refer to Item 19 of Industry Guide 5.

4.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example, we note your disclosure on page 93 that the entities that comprise The Inland Real Estate Group of Companies were named in the listed published rankings. Clearly mark the specific language in the supporting materials that supports each statement.

5.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

6.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Prospectus Cover Page

7.   The fourth bullet point risk factor does not appear to identify a significant risk. Please revise or delete. In addition, please expand the first bullet point to state that the board does not have any present plan to list the shares or liquidate the company and, as such, shareholders may never achieve a liquidity event. Please also revise in your Summary Risk Factors section, beginning on page 12.

8.   Please revise your cover page risk factor on borrowings to indicate that your charter limit on leverage of 300% of your net assets may be exceeded with board approval. Please also revise in your Summary Risk Factors section, beginning on page 12.

9.   We note that there are some restrictions on the transferability of your common stock. Please include a statement on the cover page that discloses this to investors and include a cross-reference to the page in the prospectus where a discussion of the restriction appears. Refer to Item 1(b) of Form S-11 for guidance.

Questions and Answers About the Offering, page 1

10.   Please revise your disclosure on page 1 under the subtitle "No Distributions Paid from Offering Proceeds" to indicate that you may pay distributions from sources other than GAAP cash flows from operations. In addition, if true, please also state that there are no restrictions that would prevent you from paying distributions from offering proceeds.

11.   Please revise your disclosure on page 5 under the question "Have you set a finite date for a liquidity event?" to clarify that a liquidity event is not guaranteed and that you are not required to liquidate.

12.   Please revise your disclosure on page 10 under the subtitle, "Q: Will I be notified of how my investment is doing?" to disclose that Inland Western has reported an estimated per share value of $6.95 per share and Inland American has reported an estimated per share value of $8.03 per share.

Prospectus Summary, page 11

Dedicated Acquisitions Staff, page 15

13.   We note you indicate on page 15 that any opportunities identified by your Business Manager will be presented only to you and will not be subject to rights of first refusal previously granted to other programs sponsored by IREIC or its affiliates. We further note you indicate that IREA also will identify and assist in acquiring properties for you. Please expand your disclosure in this section to clarify that IREA has granted Inland American a right of first refusal and Inland Diversified a right of first refusal to acquire all real estate assets that Inland American does not acquire.

Organizational Structure, page 16

14.   We note you indicate on page 16 that you intend to acquire 1,000 shares of common stock in The Inland Real Estate Group of Companies, Inc. Please expand your disclosure to provide more information including the price you intend to pay and when you intend to acquire the 1,000 shares of common stock.

15.   Please revise this chart so that it is legible.

Distribution Policy, page 23

16.   We note you indicate that you do not intend to fund distributions from offering proceeds but indicate that you may pay distributions from sources other than cash flow from operations, such as cash flow from investing activities and advances or contributions from your Business Manager or IREIC. Please revise your disclosure to affirmatively state that you may pay distributions in excess of GAAP cash flow from operations. Please also revise your disclosure to clarify whether you expect to pay distributions in excess of earnings and/or taxable income during your offering.

Conflicts of Interest, page 14

17.   Please revise this subsection to discuss the conflict that exists due to the fact that your Business Manager has incentives to purchase properties using debt since acquisition and asset management fees will increase when your advisor uses debt to acquire properties. Please also expand this disclosure to clearly state that acquisition fees are based on the contract purchase price and may create an incentive for your Business Manager to accept a higher purchase price for those assets or to purchase assets that may not otherwise be in your best interest.

Compensation Payable to Affiliates of IREIC, page 17

18.   Please revise this table and the table on page 59 to include a separate column to identify the parties that receive each of the fees listed in the table. Please also revise this table to provide a separate column of the amount of estimated fees.

Share Repurchase Program, page 24

19.   Please revise your disclosure in this section to discuss how your affiliated program Inland Western suspended its share repurchase program in November 2008.

Estimated Use of Proceeds, page 26

20.   Please expand your disclosure to this table to also disclose acquisition fees and expenses based on your maximum leverage.

Risk Factors, page 27

"Investors will experience substantial dilution in the net tangible book value…," page 28

21.   Please expand this risk factor to disclose the potentially dilutive impact to new investors resulting from any future payments by the company of dividends in excess of earnings.

"The amount and timing of distributions may vary…," page 31

22.   Please revise this risk factor to clarify that there is no guarantee of distributions.

Capitalization, page 58

23.   We are unable to determine how you arrived at your pro forma amount for Additional Paid-in Capital of $1,669,980. Please advise or revise.

Compensation Table, page 59

24.   It appears that you have calculated your acquisition fee and acquisition expenses amounts using gross offering proceeds as opposed to net proceeds available for investment. Given the net proceeds will be used to acquire assets, explain to us how you determined that your calculation was appropriate. This comment applies to your disclosures on pages 18-19, 26, 60-61, and 68.

25.   It appears that you have calculated your acquisition expenses using a fee equal to 0.5% of gross offering proceeds. If this item is determined based on a specific percentage, please revise your filing to disclose this percentage. If this item is not determined based on a specific percentage, please tell us how you were able to estimate the acquisition expenses. This comment applies to your disclosures on pages 18-19, 61 and 68.

Estimated Use of Proceeds, page 68

26.   We note you disclose the acquisition fees and expenses using a 75% loan-to-asset value ratio in footnotes 4 and 5 to the Estimated Use of Proceeds table. We further note that your target loan-to-asset value ratio is 55%. Please revise to disclose the acquisition fees and expenses for the 55% loan-to-asset value ratio in a footnote to the table.

Management, page 92

Our Directors and Executive Officers, page 96

27.   Please revise your disclosure to provide the information required by Item 407(a) of Regulation S-K.

Audit Committee, page 99

28.   We note you indicate that your Board of Directors will form an audit committee. Please clarify when the Board of Directors will form this committee.

Our Real Estate Managers, page 101

29.   We note you indicate that Larry R. Sajdak is the president of the corporations that own the Real Estate Managers and that Elizabeth McNeeley is the treasurer and secretary of the corporations that own the Real Estate Managers. Please revise to provide the names of the corporations for clarity. Please also revise to indicate the dates during which Mr. Sajdak and Ms. McNeeley have served in positions for the corporations that own the Real Estate Managers.

Principal Stockholders, page 117

30.   Please identify, in a footnote to the table, any individuals who control the voting and dispositive powers of the shares held by Inland Real Estate Investment Corporation.

Investment Objectives and Policies, page 118

31.   You disclose on page 32 that your board of directors may change your investment policies without stockholder approval. Please also disclose how and when you will inform your stockholders of such alterations to your investment policies.

International Investments, page 125

32.   Please revise to clarify whether you intend to make real estate investments related to assets located outside of the United States.

Management's Discussion and Analysis of Financial Condition, page 131

Liquidity and Capital Resources, page 132

33.   We note you indicate that you will generally fund your cash needs for items other than asset acquisitions from operations. Please revise this section to clarify how you intend to provide such funding.

Relationships and Related Transactions, page 211

34.   We note you indicate on page II-1 that you issued 20,000 shares of your common stock for $10.00 per share, or an aggregate purchase price of $200,000, to Inland Real Estate Investment Corporation, your sponsor, in connection with your formation. Please revise to include this information in your Relationships and Related Transactions section on page 211. Please also confirm to us that Inland Real Estate Investment Corporation paid $200,000 for the 20,000 shares or revise.

Appendix A

Table III

Inland American Retail Real Estate Trust Inc., page A-7

35.   It appears that the amounts in your 'Net income (loss)-GAAP basis' row are equal to the 'Net loss attributable to the Company' in Inland American's Form 10-K. Please revise your filing so this amount is the same as the 'Net loss' line item from the Inland America Form 10-K.

36.   Certain amounts, including but not limited to, 'Gross revenues' and 'Depreciation & amortization' do not agree to Inland American's most recent Form 10-K. This difference appears to be due to discontinued operations. Please revise your filing to only include income from continuing operations within the appropriate line items and to present discontinued operations as one separate line item.

37.   We note the heading of the table on pages A-7 and A-8 refers to the prior program as "Inland American Retail Real Estate Trust Inc." Please confirm that this is the prior program's name or revise.

Signatures

38.   We note you indicate on page 11 that you have five members on your board of directors. Please note that a majority of the board must sign the registration statement. Please refer to Form S-11 and revise.

39.   Please identify your controller or principal accounting officer. Please refer to Form S-11 and revise.

Exhibit Index

40.   Please file all required exhibits as promptly as possible. Please tell us why you are filing the "Form of" various agreements. Please explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Michael J. Choate
        Shefsky & Froelich Ltd
        Via E-mail